Exhibit 21

SUBSIDIARIES OF THE COMPANY

Parent Level:	R.H. Donnelley Corporation (formerly known as The Dun & Bradstreet Corporation), a Delaware corporation

Tier 1 Subsidiary:	R.H. Donnelley Inc. (formerly known as The Reuben H. Donnelley Corporation), a Delaware corporation wholly owned by R.H. Donnelley Corporation

Tier 2 Subsidiary:	Get Digital Smart.com, Inc., wholly owned by R.H. Donnelley Inc.